SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 15 November, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





The following was issued by BP America Inc in the USA at 19.30 UK time

NOVEMBER 15, 2007


                BP TO SELL MOST COMPANY-OWNED, COMPANY-OPERATED

                     U.S. CONVENIENCE STORES TO FRANCHISEES


                  Long-term franchise agreements will preserve

                      high-value fuels distribution system


NAPERVILLE, IL - BP's U.S. Convenience Retail unit announced today that it will sell all of its company-owned and company-operated convenience stores. The majority of sites will be sold to franchisees and some will also be sold to dealers and large distributors (jobbers). The sale of the convenience stores will be completed over the next two years. The sites will continue to market BP fuels in the eastern U.S. and ARCO fuels in the western U.S. The franchise agreement is 20 years and requires sites to be supplied with BP or ARCO branded fuels for the term of the 20-year contract.

"By tapping into the entrepreneurial experience and knowledge of local station owners, we will build a strong franchise network that will help us grow our business," said Fiona MacLeod, president of BP U.S. Convenience Retail. Currently in the U.S., about 95 percent of BP's retail sites are operated by independent businesspeople.

BP will support franchisees with a strong field-based staff and a small head office located in La Palma, California. The U.S. Convenience Retail office in Naperville, Illinois will close. As announced last month, BP will move to a single franchised convenience store brand-ampm-in the U.S.

"The ampm brand has a 30-year track record in the western U.S. and has seen very positive results east of the Rockies based on the value that franchisees bring to the business. The brand has a 94 percent brand awareness rating west of the Rockies, and a strong international presence in Japan, Brazil, and Mexico. We are excited about growing the brand in the eastern U.S.," said MacLeod.

The business change is in line with BP's October reorganization announcement aimed at simplifying the company and improving performance. Of BP's 13,000 U.S. retail sites, this sale of more than 700 company-owned and -operated convenience stores will eliminate 9,500 BP convenience store positions and 350 business support staff. About 100 employees from BP's Pipelines and Logistics Unit will also be affected.

"We know that these changes will be very difficult for our employees, and we are putting measures in place to assist affected business support staff, including job placement assistance," said MacLeod. "It's been our experience that the majority of convenience store employees are retained by the new owners."

MacLeod emphasized that convenience retail is a key BP business that positively represents the BP brand, has a strong franchise base and a legacy of operational excellence. "This business and the people in it have created a culture of excellence that will be the backbone of our organization going forward."

Diversity and inclusion continues to be an important part of BP's franchising efforts. In 2006, BP began an initiative to recruit minority franchisees, and that work will continue. "We are not leaving these communities," said MacLeod, "As much as possible, we want ampm stores to be owned and operated by people who live in the communities we serve."

Franchising opportunities in individual marketing areas will be announced separately. For more information on BP franchising, please visit www.bpampmfranchising.com.

Notes to Editors:

  - The ampm brand was founded in 1978 in Southern California by ARCO. The brand became part of BP when BP acquired ARCO in 2000.

  - ampm convenience stores have been recognized in the Franchise Times "Top 200" and Entrepreneur's "Franchise 500."

  - ampm stores are currently found in California, Nevada, Oregon, Washington and Arizona. BP is franchising stores in Chicago, Indianapolis, Pittsburgh and Atlanta; BP Connect stores in these markets will be converted to ampm. Remaining company-owned and -operated sites in these markets, as well as Columbus, Cleveland, Cincinnati and Orlando, will be converted to ampm convenience stores and franchised. There are more than 2,000 ampm stores in Brazil, Japan and Mexico.

  - A jobber is a company that purchases large quantities of fuel from a refiner (such as BP) for distribution to gas stations.

  - BP markets more than 15 billion gallons of gasoline every year to U.S. consumers through 13,000 retail outlets. BP is the single, global brand formed by the combination of the former British Petroleum, Amoco Corporation, Atlantic Richfield (ARCO) and Burmah Castrol.

Media contacts:

Valerie Corr, +1 (630) 821-3206

Scott Dean, +1 (630) 821-3212


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 15 November, 2007                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary